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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C6. 20549








                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                                  VAXGEN, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    922390208
                                 (CUSIP Number)


  William D. Savoy                           Lucas D. Schenck
  Vulcan Ventures Incorporated               Foster Pepper & Shefelman PLLC
  505 Union Station                          1111 Third Avenue, Suite 3400
  505 Fifth Avenue, Suite 900                Seattle, WA  98101
  Seattle, WA  98104                         (206) 447-4400
  (206) 342-2000

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 29, 2001
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

-------------------------------------------------------------------------------
CUSIP NO. 922390208             13D                           Page 2 of 8 Pages
          ---------
-------------------------------------------------------------------------------

-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Vulcan Ventures Incorporated
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                      (b) |_|

-------- ----------------------------------------------------------------------
   3     SEC USE ONLY

-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
-------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Washington
-------- ----------------------------------------------------------------------
                                         ----- --------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY    7    SOLE VOTING POWER
      EACH REPORTING PERSON WITH

                                               -0- shares
                                         ----- --------------------------------
                                          8    SHARED VOTING POWER

                                               2,528,992 shares (1)
                                         ----- --------------------------------
                                          9    SOLE DISPOSITIVE POWER

                                               -0- shares
                                         ----- --------------------------------
                                          10   SHARED DISPOSITIVE POWER

                                               2,528,992 shares (1)
---------------------------------------- ----- --------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,528,992 (1)
-------- ----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------- ----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         17.8% (2)

-------- ----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
-------- ----------------------------------------------------------------------


(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

(2) Percentages are based upon 14,223,618 shares of Common Stock outstanding as of October 22, 2001 as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 1, 2001. Shares beneficially owned by Paul G. Allen are held indirectly through Vulcan Ventures Incorporated, a company owned 100% by Mr. Allen.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP NO. 922390208            13D                           Page 3 of 8 Pages
          ---------
-------------------------------------------------------------------------------

-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paul G. Allen
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|
                                                                 (b) |_|

-------- ----------------------------------------------------------------------
   3     SEC USE ONLY

-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
-------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
-------- ----------------------------------------------------------------------
                                          ------ ------------------------------
 NUMBER OF SHARES BENEFICIALLY OWNED BY     7    SOLE VOTING POWER
       EACH REPORTING PERSON WITH
                                                 -0- shares
                                          ------ ------------------------------
                                            8    SHARED VOTING POWER

                                                 2,528,992 (1)
                                          ------ ------------------------------
                                            9    SOLE DISPOSITIVE POWER

                                                 -0- shares
                                          ------ ------------------------------
                                           10    SHARED DISPOSITIVE POWER

                                                 2,528,992 (1)
----------------------------------------- ------ ------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,528,992 (1)
-------- ----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------- ----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         17.8% (2)
-------- ----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         IN
-------- ----------------------------------------------------------------------


(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

(2) Percentages are based upon 14,223,618 shares of Common Stock outstanding as of October 22, 2001 as reported on the issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2001. Shares beneficially owned by Paul G. Allen are held indirectly through Vulcan Ventures Incorporated, a company owned 100% by Mr. Allen.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


Introductory Note

         This amendment No. 3 (the "Amendment") amends and supplements the statement on Schedule 13D filed by Vulcan Ventures and Paul G. Allen on July 12, 1999, as previously amended, and relates to the Common Stock, $0.01 par value per share (the "Common Stock"), of VaxGen, Inc., (the "Issuer") a Delaware corporation.

         Only those items amended are reported herein. Capitalized terms not defined herein have the meaning ascribed to them on Schedule 13D.

Item 2.  Identity and Background.

         The persons filing this statement are Vulcan Ventures Incorporated ("Vulcan Ventures") and Paul G. Allen. Vulcan Ventures is a Washington corporation whose principal business is investing in various companies. Paul G. Allen is its sole shareholder. The principal office of Vulcan Ventures is located at 505 Union Station, 505 Fifth Avenue, Suite 900, Seattle, Washington 98104. All of Vulcan Ventures' executive officers and directors are U.S.
citizens. Their names, business addresses and principal occupations are as follows:

         Paul G. Allen, Vulcan Ventures Incorporated, 505 Union Station, 505 Fifth Avenue, Suite 900, Seattle, Washington 98104. Mr. Allen is Chairman, President and sole shareholder of Vulcan Ventures and a Director and sole shareholder of Vulcan Inc.

     William D. Savoy, Vulcan Inc., 505 Union Station, 505 Fifth Avenue, Suite 900, Seattle, Washington 98104. Mr. Savoy is Vice President and a Director of Vulcan Ventures and Chairman and President of Vulcan Northwest Inc.

     Bert E. Kolde, Digeo Broadband, Inc., 12131 113th Avenue NE, Suite 203, Kirkland, WA 98034. Mr. Kolde is a Senior Vice President of Digeo Broadband, Inc., Vice President, Treasurer and a Director of Vulcan Ventures and a Vice President of Vulcan Inc.

     Jo Allen Patton, Vulcan Inc., 505 Union Station, 505 Fifth Avenue, Suite 900, Seattle, Washington 98104. Ms. Patton is Vice Chairman and a Vice President of Vulcan Ventures and President, CEO and Vice Chairman of Vulcan Inc.

     Joseph D. Franzi, Vulcan Inc., 505 Union Station, 505 Fifth Avenue, Suite 900, Seattle, Washington 98104. Mr. Franzi is Vice President and Secretary of Vulcan Ventures and Vice President of Vulcan Inc.

     Nathaniel T. Brown, Vulcan Inc., 505 Union Station, 505 Fifth Avenue, Suite 900, Seattle, Washington 98104. Mr. Brown is
Vice President of Vulcan Ventures and of Vulcan Inc.

     Richard E. Leigh, Jr., Vulcan Inc., 505 Union Station, 505 Fifth Avenue, Suite 900, Seattle, Washington 98104. Mr. Leigh is Vice President of Vulcan Ventures and of Vulcan Inc.

         During the last five years, Mr. Allen and Vulcan Ventures have not, nor, to the best knowledge of Vulcan Ventures, has any other person named in this Item 2, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer.

         Vulcan Ventures and Mr. Allen beneficially own 2,528,992 shares of the Issuer's common stock. These shares represent approximately 17.8% of the shares of the class outstanding based upon 14,233,618 shares outstanding as of October 22, 2001 as reported on the Issuer's Quarterly Report, a Form 10-Q filed with the SEC on November 1, 2001. Vulcan Ventures and Mr. Allen share the power to vote and to direct the vote of, and the power to dispose and to direct the disposition of, all 2,528,992 shares.

         To the best knowledge of Vulcan Ventures and Mr. Allen, none of the other parties named in Item 2 owns any of the Issuer's common stock.

         Since May 25, 2001, Vulcan Ventures has disposed of 427,000 shares of the Issuer in the following transactions:

       DATE                      SHARES SOLD                   PRICE

     05/25/01                      52,000                    $19.4557
     06/18/01                      11,000                    $22.1272
     06/19/01                       6,000                    $21.6758
     06/20/01                      11,000                    $20.8965
     06/21/01                      13,500                    $20.7671
     06/22/01                      14,000                    $21.2352
     06/25/01                      14,000                    $19.6630
     06/26/01                      27,500                    $20.2109
     06/27/01                      10,000                    $19.3094
     06/28/01                      10,500                    $19.4352
     06/29/01                       7,500                    $19.2441
     07/09/01                      17,000                    $17.4226
     07/10/01                      11,400                    $17.0207
     07/11/01                      15,600                    $15.8593
     07/12/01                      20,000                    $15.9370
     07/13/01                      18,000                    $16.5996
     07/16/01                      11,000                    $16.3591
     07/17/01                      11,000                    $15.9914
     07/18/01                      12,000                    $15.9725
     07/19/01                       9,000                    $15.7428
     08/06/01                      11,000                    $15.5409
     08/07/01                       6,000                    $15.5067
     08/08/01                       4,000                    $15.7175
     08/09/01                       8,000                    $15.0375
     08/10/01                       4,000                    $15.1025
     08/13/01                       2,800                    $15.0000
     08/14/01                       4,200                    $15.2214
     08/15/01                       2,400                    $15.0000
     09/05/01                       8,414                    $15.0099
     09/06/01                      13,186                    $15.0538
     10/23/01                       2,600                    $15.0000
     10/24/01                       7,000                    $15.1092
     10/25/01                       5,000                    $15.0000
     10/26/01                      20,000                    $15.9014
     10/29/01                      26,400                    $17.2573

         Except as set forth above, Vulcan Ventures and Mr. Allen have not, nor, to the knowledge of Vulcan Ventures, has any of its executive officers, directors or controlling persons, effected any transactions in the Issuer's common stock during the past sixty (60) days.

Item 7.  Material to be Filed as Exhibits.

             Exhibit          Description

             99.1             Joint Filing Statement.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  November 28, 2001

                  VULCAN VENTURES INCORPORATED


                   By:        /s/ William D. Savoy
                              ---------------------------------------------
                              William D. Savoy, Vice President


                            *
                             ----------------------------------------------
                              Paul G. Allen

                   *By:      /s/ William D. Savoy
                            -----------------------------------------------
                        William D. Savoy as Attorney-in Fact for Paul G. Allen pursuant to a Power of Attorney filed on August 30, 1999, with the Schedule 13G of Vulcan Ventures Incorporated and Paul G. Allen for Pathogenesis, Inc. and incorporated herein by reference.

                                  EXHIBIT INDEX

             Exhibit          Description

             99.1             Joint Filing Statement.

                                  Exhibit 99.1

                             Joint Filing Statement


         We, the signatories of the Statement on Schedule 13D/A to which this Joint Filing Statement is attached, hereby agree that such Statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of each of us.

         Dated:  November 28, 2001

                  VULCAN VENTURES INCORPORATED


                   By:        /s/ William D. Savoy
                              ---------------------------------------------
                              William D. Savoy, Vice President


                            *
                             ----------------------------------------------
                              Paul G. Allen

                   *By:      /s/ William D. Savoy
                            -----------------------------------------------
                        William D. Savoy as Attorney-in Fact for Paul G. Allen pursuant to a Power of Attorney filed on August 30, 1999, with the Schedule 13G of Vulcan Ventures Incorporated and Paul G. Allen for Pathogenesis, Inc. and incorporated herein by reference.